TRI-S SECURITY CORPORATION

Royal Centre One

11675 Great Oaks Way

Suite 120

Alpharetta, Georgia  30022

November 18, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C.  20549

Attention:  Kyle Moffatt

Re:                             Tri-S Security Corporation
Item 4.02 Form 8-K

Filed November 2, 2005

File No. 0-51148

Ladies and Gentlemen:

On behalf of Tri-S Security Corporation (the “Company”), the undersigned hereby responds to the comments of the Staff conveyed by Inessa Berembaum to the undersigned via telephone on November 17, 2005 with respect to the letter from the Company to the Securities and Exchange Commission (the “SEC”) dated November 9, 2005 (the “Company Letter”). The Company letter was filed with the SEC in response to the letter from Kyle Moffatt, Accountant Branch Chief, to Ronald Farrell, the Company’s Chief Executive Officer, dated November 4, 2005. The information set forth below supplements paragraph 2 of the Company Letter.

The Company acquired Paragon Systems, Inc. (“Paragon”) on February 27, 2004 (the “Acquisition Date”).  As of the Acquisition Date, Paragon owned a 10% equity interest in Army Fleet Support, LLC (the “Interest”), which was recorded on Paragon’s financial books at a negligible cost.  The fair value of the Interest was established by an independent appraiser who determined such value to equal $8,102,000 as of the Acquisition Date.  The Company recorded 100% of the value of the Interest as an intangible asset because the net book value of the Interest was zero as of the Acquisition Date.  Accordingly, the Company recorded its investment in the Interest as follows:

As of February 27, 2004

Fair value of the Interest	$8,102,000
Net book value of the Interest (by Paragon as the predecessor corporation)	$0
Intangible asset	$8,102,000

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Current Report on Form 8-K filed on November 2, 2005, as may be amended (the “Filing”); (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact the undersigned at 678-808-1540 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Robert K. Mills
Robert K. Mills,
Chief Financial Officer

cc:                                 Ms. Inessa Berembaum